

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

Jeffrey DeNunzio
Chief Executive Officer
Fast Track Solutions, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Fast Track Solutions, Inc.**
> **Form 10-12G**
> **Filed March 23, 2021**
> **File No. 000-56262**

Dear Mr. DeNunzio:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Real Estate & Construction